

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2015

Stephen C. Vaughan
Chief Financial Officer
Sonic Corp.
300 Jonny Bench Drive
Oklahoma City, Oklahoma 73104

> **Re: Sonic Corp.**
> **Form 10-K for Fiscal Year Ended August 31, 2014**
> **Filed on October 24, 2014**
> **File No. 000-18859**

Dear Mr. Vaughan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief